VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE: Nutritional High International Inc. Application for Withdrawal for Registration Statements on Form F-1 (File no.  333-209379)

September 27, 2018

To Whom it May Concern:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Nutritional High International Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statements on Form F-1, File No. 333-209379, together with all exhibits and amendments thereto, initially filed with the Commission on February 4, 2016 (the “Registration Statement”), effective as of the date first set forth above. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Company believes the withdrawal to be consistent with the public interest and the protection of investors. The Company confirms that no securities have been issued, distributed or sold in connection with the proposed offering described in the Registration Statement.

The Company understands that, pursuant to Rule 477(b) of the Securities Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Company that the application for withdrawal has not been granted.

If you require any additional information, please contact the undersigned at (321) 576-7171. If you have any questions regarding this letter, please contact the Company’s legal counsel, Steve Levine, Esq., of Husch Blackwell LLP, at (303) 749-7265.

Sincerely,

NUTRITIONAL HIGH INTERNATIONAL, INC.

By:	/s/ Vernon Jim Frazier

Vernon Jim Frazier Chief Executive Officer